Exhibit 99.2 Dear Shareholders, We delivered solid results in the first quarter of 2025, and are excited about the opportunities the AI revolution presents to Similarweb. Revenue growth and cash generation were better than expected in the first quarter and reflect the value of our comprehensive and proprietary Digital Data that is trusted by thousands of customers to generate actionable insights that empower them to make critical decisions and win their markets. Our results also reflect the investments we are making in driving business growth combined with continued disciplined execution. Total revenue in the first quarter of 2025 (Q1-25) increased by 14% (YoY) accelerating compared to 12% in the first quarter of 2024, reflecting the strong demand for our Digital Data. Our customer base increased by 19% YoY to 5,767 ARR customers and our remaining performance obligations (RPO) increased by 18% YoY, faster than revenue growth. The investments we initiated in the fourth quarter in sales and R&D are starting to generate positive returns. We completed the accelerated recruitment of the new salespeople by the end of the first quarter and we are seeing encouraging indications of improved productivity as they ramp. We have launched a series of new products in 2025 that empower our customers with the tools to maximize the value they can extract from our data and reduce time to value. App Intelligence enhances our app data offering following the acquisition of 42matters last year. We have integrated AI Chatbot traffic data onto our platform providing our customers with visibility of queries and referral data. We are also rolling out a series of AI agents to assist our customers in maximizing the commercial opportunities provided by our data. Our business model and its robust unit economics enable us to be flexible in facing any challenges that may lie ahead and we expect to remain a cash flow positive company on a quarterly basis. Our conviction that we are still only starting to realize the significant potential of our data and the markets that we serve, is stronger than ever. 1 Similarweb Q1 2025 Shareholder Letter

Exhibit 99.2 Business highlights Launching Similarweb App Intelligence In March, we were very excited to launch Similarweb App Intelligence bringing rich insights to the mobile ecosystem and expanding further our suite of data–driven products that provide a holistic view of the digital world across web, mobile web and apps. Similarweb Digital Data today covers over 4 million iOS and Android apps across 58 countries, providing our clients with comprehensive data on downloads, usage, engagement, retention, and audience demographics. By seamlessly integrating web and app analytics, we can now deliver a complete view of the digital landscape through our intuitive platform. The unique capabilities of 42matters, acquired in 2024, was an important enabler of App Intelligence, enhancing our ability to deliver insights into app performance and technology stacks that power today's leading apps. At the end of Q1-25, 484 of our customers have already purchased subscriptions for App Intelligence and we believe there is significant potential for upsells by customers looking to better understand the digital world. Similarweb App Intelligence - App Performance Overview 2 Similarweb Q1 2025 Shareholder Letter

Exhibit 99.2 Similarweb and the AI revolution The AI revolution continues to gain pace and we are only starting to appreciate the potential benefits that it could provide. As a leading supplier of digital data, the AI revolution presents significant opportunities for Similarweb. High quality, comprehensive, actionable and trusted data, like Similarweb’s, is a critical and foundational component for every AI and LLM tech stack. As the demand for new applications and use cases such as Agentic AI rises, we believe that the demand for unique, proprietary data like ours will increase as well. Expanding digital visibility to AI chatbots At the beginning of April we were thrilled to announce that we had expanded our digital visibility to AI Chatbot Traffic as well as top chatbot prompts. We now have a product offering that can provide our customers with the visibility they need to optimize their digital presence and adapt to the rapidly evolving patterns of consumer behavior, that include insights to the transition from traditional search engines to LLMs. This new feature allows marketers to identify and analyze web traffic from popular AI tools like ChatGPT, Perplexity, and Claude, which is rapidly becoming a significant “blind spot” in the digital world. As AI chatbots increasingly influence how people discover and engage with content, they are becoming powerful sources of referral traffic. Our customers can now see which AI platforms are driving traffic to their sites, which pages are receiving the most AI chatbot referrals, and a range of prompts that are directing users to their content. Just as understanding search keywords has been crucial for digital strategy, these AI insights enable our customers to optimize their content for the next generation of digital marketing. 3 Similarweb Q1 2025 Shareholder Letter

Exhibit 99.2 Similarweb Web Intelligence - AI Chatbot Traffic Lily Ray, an SEO expert with thousands of followers on various social media platforms described our AI ChatBot Traffic Tool, as a “game changer”. We appreciate this valuable vote of confidence from a highly regarded SEO professional. 4 Similarweb Q1 2025 Shareholder Letter

Exhibit 99.2 We are also encouraged by the confidence the leaders of the AI revolution place in the quality and accuracy of our Digital Data. Last week, Sam Altman cited Similarweb data to demonstrate the growth and leadership of ChatGPT in his testimony to the United States Senate Commerce committee, during a committee hearing on “Winning the AI Race”. Similarweb digital data was also referenced recently on the All-In podcast as part of a discussion on AI chatbots. Source: Youtube Rolling out AI Agents to empower our customers and reduce time to value We have started to roll out AI agents to help our customers maximize the utility of our data in the most efficient manner. Our AI agents can help identify patterns in our data, assist with SEO or help prepare a sales rep for a meeting. By deploying our AI agents across various use cases we can dramatically reduce the time these tasks require and the time-to-value for customers. To date, we have introduced 3 AI agents that are available for our customers subscribed to our premium service tiers: ● AI SEO Strategy Agent: Rapidly turns real-user search behavior into a data-backed SEO roadmap to help prepare a winning digital strategy and drive revenue. This AI agent demonstrates to digital marketing professionals “what” they should do to promote their content strategy and “how” best to do it. ● AI Trend Analyzer Agent: Automatically detects unusual spikes in search demand and identifies their causes, thereby helping companies act before the competition. Previously, analyzing and formulating an understanding of the reasons for changes was a time consuming and resource heavy endeavor. 5 Similarweb Q1 2025 Shareholder Letter

Exhibit 99.2 ● AI Meeting Prep Agent: Builds a strategic 1-page meeting brief using digital signals and market intelligence to reduce meeting preparation time and help improve outcomes. We have been using this AI agent internally to ramp our new sales hires faster than previously. We plan on developing and rolling out additional AI agents over the coming months. We believe Similarweb is well-positioned to expand its role in the digital intelligence landscape, creating growth opportunities as AI continues to evolve. Search Monitor acquisition During the first quarter we acquired the Search Monitor to enhance our paid search and benchmarking capabilities. This acquisition is part of our strategy to complement our organic growth with bolt on acquisitions that either strengthen our data asset or expand our routes to market. These investments help enhance our value proposition and accelerate our ability to capture growth opportunities in the evolving digital landscape. We would like to take this opportunity to welcome the Search Monitor founders, Lori Weiman and Shaun Martinec, and the team to Similarweb. We do not expect this acquisition to have a material impact on our 2025 financial results. Our Business Performance Total revenue for Q1-25 was $67.1 million, an increase of 14% compared to $59.0 million for the first quarter of 2024 (Q1-24), exceeding the top end of our estimate range. 6 Similarweb Q1 2025 Shareholder Letter

Exhibit 99.2 We continue to see strong demand at the top-of-funnel from companies of all sizes who appreciate the criticality of Similarweb Digital Data for their business. The graph above illustrates the revenue growth that reflects both the solid demand for our data and solutions and the successful implementation of our GTM strategy. Our customer base is composed of customers of all sizes, including many of the largest global brands. We analyze our growth metrics for the overall business as well as for those customers who generate more than $100,000 in ARR. The ARR from this important customer segment represents 61% of our total ARR as of March 31, 2025. 7 Similarweb Q1 2025 Shareholder Letter

Exhibit 99.2 The number of customers who generate more than $100,000 in ARR grew from 378 as of March 31, 2024, to 411 as of March 31, 2025, representing an increase of 9% YoY. As this customer cohort grew, the average annual revenue per customer increased as well to approximately $368.3 million, representing a 5% increase as compared to Q1-24. While our largest customers continue to grow, we are encouraged by the velocity of the growth in overall new customers as well. Our overall ARR customer base increased to 5,767 accounts, as of March 31, 2025, representing a 19% increase year-over-year and continues to grow faster than revenues, which we believe is a good indication of the demand and the potential of our data and solutions. The average annual revenue per customer, for the overall customer base, was approximately $47,500, a 4% decline relative to Q1-24. This metric reflects the strong growth in customer additions. We plan to work with these customers to demonstrate the value we can generate for them and expect annual revenue of this customer cohort to increase over time, as we have experienced previously. 8 Similarweb Q1 2025 Shareholder Letter

Exhibit 99.2 In Q1-25, we achieved an overall NRR of 101% and an NRR of 111% for our $100,000+ ARR customers. The YoY improvement in NRR reflects our efforts in retaining and growing our business across our diverse customer base. Similarweb Digital Data has become more important to our customers’ decision processes at all levels of their organizations and this has been an important driver of the growth in multi-year contracts that today account for approximately 52% of our ARR up from 35% three years ago. 9 Similarweb Q1 2025 Shareholder Letter

Exhibit 99.2 Our Financial Results When examining our financial results, please note that references to expenses and operating results (other than revenue) are presented both on a GAAP and on a non-GAAP basis below, and that all non-GAAP results are reconciled to the most directly comparable GAAP results in the financial statements exhibits presented at the end of this letter. Revisiting our top line results, in Q1-25 we delivered revenue of $67.1 million, reflecting 14% growth as compared to Q1-24, driven primarily by an increase in the number of customers. The vast majority of our revenue is annual recurring revenue with minimum subscription terms of one year. We continue to increase the number of customers with multi-year subscription terms. As of the end of Q1-25, 52% of our ARR was generated from customers who contracted under multi-year subscription commitments, compared to 42% at the same time last year. We continue to believe this is a strong indicator of the long-term durability of our customer relationships and demand for our solutions. We expect the growth in revenue from multi-year customers to contribute to improving NRR rates in the future. Our GAAP gross profit totaled $53.1 million and our non-GAAP gross profit totaled $53.7 million in Q1-25, compared to $46.3 million and $47.5 million in Q1-24, respectively. 10 Similarweb Q1 2025 Shareholder Letter

Exhibit 99.2 Non-GAAP gross margin decreased to 80% in Q1-25, versus 81% in Q1-24, mainly attributable to our investment in GenAI as well as new solutions, in line with our strategy. Our GAAP operating expenses increased to $62.4 million and our non-GAAP operating expenses increased to $55.0 million in Q1-25 from $49.0 million and $44.7 million in Q1-24, respectively. On a marginal basis, non-GAAP operating expenses increased and represented 82% of revenue in Q1-25 as compared to 76% of revenue in Q1-24. Specific components of our first quarter 2025 operating expenses: Our GAAP research and development investment increased to $18.0 million and our non-GAAP research and development investment increased to $15.9 million in Q1-25, from $13.5 million and $12.1 million in Q1-24, respectively. As a percentage of revenue, non-GAAP research and development expenses increased to 24% in Q1-25, as compared to 21% in Q1-24. We expect non-GAAP research and development expenses to increase in absolute dollars as we continue to invest in our data moat and innovation and expand our R&D team. GAAP sales and marketing expenses increased to $32.2 million and non-GAAP sales and marketing expenses increased to $29.6 million in Q1-25, from $25.2 million and $23.8 million in Q1-24, respectively, driven primarily by the increased investment in our sales force, as discussed above. As a percentage of revenue, non-GAAP sales and marketing expenses increased to 44% in Q1-25, as compared to 40% in Q1-24, in-line with expectations. As we noted above, we are encouraged to see the improving yield and strong pipeline from the new talent that we recruited since Q4-24. We continue to expect to see revenue contribution from this team later this year. An operating tenet in our model is that our sales and marketing costs are divided with approximately 45% to 50% attributable to new customer acquisition (land), and the remaining 50% to 55% attributable to retention, upselling and cross-selling (expand) of our existing customer base. When analyzing our investment in customer acquisition costs (CAC) for growth efficiency, we track an estimated payback period. As of Q1-25, the average payback is ranging between 21 and 22 months, primarily due to long sales cycles over the last year. Payback from expansion and customer retention costs (CRC) is faster than payback on new customer CAC such that we are generating a 58%-62% contribution margin on our recurring customer base which contributes meaningfully to our growth efficiency. We intend to continue to invest in customer acquisition to support future 11 Similarweb Q1 2025 Shareholder Letter

Exhibit 99.2 growth, as well as in customer retention to drive NRR and to increase the lifetime value of our customers. GAAP general and administrative costs increased to $12.2 million from $10.2 million in Q1-24, and our non-GAAP general and administrative costs increased slightly to $9.4 million in Q1-25 from $8.9 million in Q1-24. As a percentage of revenue, non-GAAP general and administrative expenses decreased to 14% in Q1-25, an improvement of 1 percentage point compared to Q1-24. Looking at our bottom line, the Q1-25 GAAP operating loss was ($9.3) million or (14%) of revenue, compared to ($2.7) million or (5%) of revenue for the first quarter of 2024. Q1-25 non-GAAP operating loss was ($1.3) million or (2%) of revenue, compared to a non-GAAP operating profit of $2.8 million or 5% of revenue for the first quarter of 2024, inline with guidance range. * non-GAAP As illustrated in the chart above, over the last three years we have improved non GAAP operating margins by more than 4,000 basis points from minus 45% in the first quarter of 2022 to minus 2% in Q1-25. This performance and our unit economics provides confidence in our ability to improve profitability. Our Remaining Performance Obligations (RPO) totaled $253 million at the end of Q1-25, up 18% YoY from $214 million at the end of Q1-24. We expect to recognize approximately 69% of total Q1-25 RPO as revenue over the next 12 months. 12 Similarweb Q1 2025 Shareholder Letter

Exhibit 99.2 We ended the first quarter with $60 million in cash and cash equivalents and no outstanding debt. Net cash generated from operating activities was $5 million in Q1-25, compared to $10 million in Q1-24. Non-GAAP normalized free cash flow was $5 million in Q1-25, compared to $10 million in Q1-24. Importantly, Q1-25 is the sixth consecutive quarter of positive free cash flow, which we aim to sustain going forward. Our Business Outlook Following the results of the first quarter and the progress we have discussed above, we are maintaining the guidance for the full year that we provided in February and expect total revenue in the range of $285.0 million to $288.0 million, representing 15% year over year growth at the midpoint of the range, and expect our non-GAAP operating profit to be between $1.0 million and $4.0 million. For the second quarter of 2025 (Q2-25), we expect total revenue in the range of $68.6 million to $69.0 million and non-GAAP operating loss for Q2-25 to be in the range of ($1.0) million to ($0.5) million. Our guidance reflects the investments in sales and R&D that we initiated during the fourth quarter to capitalize on the large market opportunity that we believe is before us. Our Focus on Profitable Growth At the beginning of 2025, we shared with you our three strategic objectives for the year and are pleased with the progress that we made during the first quarter of 2025: (1) To expand our investment to enhance our Digital Data to provide our customers with the tools and capabilities to compete and win in the rapidly evolving digital world. During the first quarter we launched a series of new products, as discussed above, including App Intelligence, Chatbot data and AI agents, as part of our efforts to provide the most comprehensive view of the digital world. (2) Expand our GTM teams and land additional enterprise customers as we continue to expand the existing enterprise customer base. We completed the expansion of our Sales Team at the end of the first quarter. We are encouraged by the improving productivity as the new hires ramp and that more than 80% of the new hires are expected to be fully ramped by the Third Quarter. We are encouraged by the 19% 13 Similarweb Q1 2025 Shareholder Letter

Exhibit 99.2 increase in total customer accounts and 9% growth in $100,000 customers that account for 61% of revenues. (3) To operate efficiently. Q1-25 was our sixth consecutive quarter of positive free cash flow. While we expect some variability in our quarterly margins over 2025, We plan to remain cash generative on a quarterly basis. We believe that our culture of disciplined execution will continue to create opportunities for us to perform well in the future. We remain focused on working to become a “Rule of 40” company on an annual basis over time. As we shared with you in the past, global macroeconomic conditions may continue to present some challenges for our business and for our customers, but we believe that much of our strategic objectives to capture positive trends and improve our execution are within our control. We continue to make significant progress towards our long term profit and free cash flow margin targets and look forward to sharing our progress with you. As we like to say, we are still “just getting started”. Thank you for your continued support as a shareholder. Sincerely, Or Offer Founder and Chief Executive Officer Jason Schwartz Chief Financial Officer 14 Similarweb Q1 2025 Shareholder Letter

Exhibit 99.2 Consolidated Balance Sheets 15 Similarweb Q1 2025 Shareholder Letter

Exhibit 99.2 Consolidated Statements of Comprehensive Income (Loss) 16 Similarweb Q1 2025 Shareholder Letter

Exhibit 99.2 Share-based compensation costs included above: 17 Similarweb Q1 2025 Shareholder Letter

Exhibit 99.2 Consolidated Statements of Cash Flows 18 Similarweb Q1 2025 Shareholder Letter

Exhibit 99.2 19 Similarweb Q1 2025 Shareholder Letter

Exhibit 99.2 Reconciliation of GAAP gross profit to Non-GAAP gross profit 20 Similarweb Q1 2025 Shareholder Letter

Exhibit 99.2 Reconciliation of GAAP operating loss to Non-GAAP operating profit (loss) 21 Similarweb Q1 2025 Shareholder Letter

Exhibit 99.2 Reconciliation of GAAP operating expenses to non-GAAP operating expenses 22 Similarweb Q1 2025 Shareholder Letter

Exhibit 99.2 Reconciliation of net cash provided by operating activities (GAAP) to Free cash flow and Normalized free cash flow Forward-Looking Statements This letter to shareholders contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements relating to our guidance for the fourth quarter and full year of 2024 described under "Business Outlook,” the expected performance of our business, future financial results, strategy, long-term growth and overall future prospects, and our acquisitions and our offerings, our customers’ continued investment in digital transformation and reliance on digital intelligence and the size of, and our ability to capitalize on, our market opportunity and our plans to invest in sales and R&D. Forward-looking statements include all statements that are not historical facts. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential,” or similar words. These forward-looking statements reflect our current views regarding our intentions, products, services, plans, expectations, strategies and prospects, which are based on information currently available to us and assumptions we have made. Actual results may differ materially from those described in such forward-looking statements and are subject to a number of known and unknown risks, uncertainties, other factors and assumptions that are beyond our control. Such risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) our expectations regarding our revenue, expenses and other operating results; (ii) our ability to acquire new customers and successfully retain existing customers; (iii) our ability to increase usage of our solutions and upsell and cross-sell additional solutions; (iv) our ability to sustain profitability; (v) anticipated trends, 23 Similarweb Q1 2025 Shareholder Letter

Exhibit 99.2 growth rates, rising interest rates, rising global inflation and current macroeconomic conditions, and challenges in our business and in the markets in which we operate, and the impact of the October 2023 attack by Hamas and other terrorist organizations, and Israel's subsequent war against them, on geopolitical and macroeconomic conditions or on our company and business; (vi) future investments in our business, our anticipated capital expenditures and our estimates regarding our capital requirements; (vii) the costs and success of our sales and marketing efforts and our ability to promote our brand; (viii) our reliance on key personnel and our ability to identify, recruit and retain skilled personnel; (ix) our ability to effectively manage our growth, including continued international expansion; (x) our reliance on certain third party platforms and sources for the collection of data necessary for our solutions; (xi) our ability to protect our intellectual property rights and any costs associated therewith; (xii) our ability to identify and complete acquisitions that complement and expand our reach and platform; (xiii) our ability to comply or remain in compliance with laws and regulations that currently apply or become applicable to our business, including in Israel, the United States, the European Union, the United Kingdom and other jurisdictions where we elect to do business; (xiv) our ability to compete effectively with existing competitors and new market entrants; and (xv) the growth rates of the markets in which we compete. These risks and uncertainties are more fully described in our filings with the Securities and Exchange Commission, including in the section entitled “Risk Factors” in our Form 20-F filed with the Securities and Exchange Commission on February 27, 2025, and subsequent reports that we file with the Securities and Exchange Commission. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, we cannot guarantee future results, levels of activity, performance, achievements, or events and circumstances reflected in the forward-looking statements will occur. Forward-looking statements represent our beliefs and assumptions only as of the date of this letter, May 13, 2025. Except as required by law, we undertake no duty to update any forward-looking statements contained in this letter as a result of new information, future events, changes in expectations, or otherwise. Certain information contained in this letter relates to or is based on studies, publications, surveys, and other data obtained from third-party sources and the Company's own internal estimates and research. While the Company believes these third-party sources to be reliable as of the date of this letter, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy, or completeness of any information obtained from third-party sources. In addition, all of the market data included in this letter involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while we believe our own internal research is reliable, such research has not been verified by any independent source. 24 Similarweb Q1 2025 Shareholder Letter

Exhibit 99.2 Non-GAAP Financial Measures This letter to shareholders contains certain financial measures that are expressed on a non-GAAP basis. We use these non-GAAP financial measures internally to facilitate analysis of our financial and business trends and for internal planning and forecasting purposes. We believe these non-GAAP financial measures, when taken collectively, may be helpful to investors because they provide consistency and comparability with past financial performance by excluding certain items that may not be indicative of our business, results of operations, or outlook. However, non-GAAP financial measures have limitations as an analytical tool and are presented for supplemental informational purposes only. They should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP and should not be considered a measure of liquidity. Free cash flow represents net cash provided by operating activities, less capital expenditures and capitalized internal-use software costs. Normalized free cash flow represents free cash flow less capital investments related to the Company's headquarters, payments received in connection with these capital investments and deferred payments related to business combinations. Non-GAAP operating income (loss), non-GAAP operating margin, non-GAAP gross profit, non-GAAP gross margin, non-GAAP research and development expenses, non-GAAP research and development margin, non-GAAP sales and marketing expenses, non-GAAP sales and marketing margin, and non-GAAP general and administrative expenses represents the comparable GAAP financial figures, less share-based compensation, adjustments, general and administrative margin and payments related to business combinations, amortization of intangible assets, and certain other non-recurring items, as applicable and indicated in the above tables. Other Metrics Customer acquisition costs (CAC) represent the portion of sales and marketing expenses allocated to acquire new customers. Customer retention costs (CRC) represent the portion of sales and marketing expenses allocated to retain existing customers and to increase existing customers’ subscriptions. Annual recurring revenue (ARR) represents the annualized subscription revenue we would contractually expect to receive from customers assuming no increases or reductions in their subscriptions. CAC payback period is the estimated time in months to recover CAC in terms of incremental gross profit that newly acquired customers generate. Net retention rate (NRR) represents the comparison of our ARR from the same set of customers as of a certain point in time, relative to the same point in time in the previous year, expressed as a percentage. 25 Similarweb Q1 2025 Shareholder Letter